UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Staffing 360 Solutions, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Dennis J. Stockwell, General Counsel
770-643-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 2,074,204 (1)
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 2,074,204 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,204 (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%(2)
14. TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 905,508 shares which may be purchased upon exercise of that certain Amended and Restated Warrant Agreement, dated April 25, 2018 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of August 27, 2018 (the “A&R Warrant”), and which amended and restated that certain Warrant, dated January 26, 2017, between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017 (the “Amended Warrant”).
(2)	Based on 4,272,094 shares of Common Stock outstanding as of June 30, 2018, as reported in the Issuer’s Form 10-Q filed on August 14, 2018, which reflects the 1 for 5 reverse stock split effected by the Company on January 3, 2018.

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) AF(3) PF(4)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 144
8. SHARED VOTING POWER 2,074,204 (1)
9. SOLE DISPOSITIVE POWER 144
10. SHARED DISPOSITIVE POWER 2,074,204 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,349 (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%(2)
14. TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes 905,508 shares which may be purchased upon exercise of the A&R Warrant.
(2)	Based on 4,272,094 shares of Common Stock outstanding as of June 30, 2018, as reported in the Issuer’s Form 10-Q filed on August 14, 2018, which reflects the 1 for 5 reverse stock split effected by the Company on January 3, 2018.
(3)	With respect to all shares other than the 144 shares referenced in footnote 4 that are reported herein.
(4)	With respect to the 144 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017, April 7, 2017, August 8, 2017 and September 18, 2017 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 5 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement. All share totals on this Amendment No. 5 reflect the 1 for 5 reverse stock split effected by the Company on January 3, 2018.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

On August 27, 2018, JIG LLC acquired a $8,427,794 senior secured note of the Company (the “August 27, 2018 Note”). On August 27, 2018, JIG LLC acquired 192,000 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of the August 27, 2018 Note. A portion of the proceeds of the sale of the August 27, 2018 Note were used by the Company to complete its acquisition of 100% of the common shares of Key Resources Inc. (“KRI”) pursuant to that certain Share Purchase Agreement with Pamela D. Whitaker (the “KRI Acquisition”).

The August 27, 2018 Note is Exhibit 1 hereto, and is incorporated herein by reference.

The purchase of the August 27, 2018 Note was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from its various subsidiaries.

Item 4. Purpose of the Transaction.

The response to Item 3 and Exhibit 1 is hereby incorporated herein.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 4,272,094 shares of Common Stock outstanding as of June 30, 2018, as reported in the Issuer’s Form 10-Q filed with the Commission on August 14, 2018.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 2,074,204 shares of Common Stock, which constitutes approximately 38.6% of the outstanding shares of Common Stock (assuming the exercise in full of the A&R Warrant held by the Reporting Persons as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned, 905,508 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the A&R Warrant at any time prior to January 25, 2022. In addition to the 2,074,204 shares referenced above, Richard L. Jackson individually and beneficially owns 144 shares of Common Stock (which together with the 2,074,204 shares constitutes 38.6% of the outstanding shares of Common Stock of the Company). With the exception of the 144 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 2,074,204 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 144 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       On August 27, 2018, JIG LLC acquired the August 27, 2018 Note in the principal amount of $8,427,794. In connection with the acquisition of the August 27, 2018 Note, 192,000 shares of Common Stock of the Company were issued as a commitment fee. A portion of the proceeds of the sale of the August 27, 2018 Note were used by the Company to complete the KRI Acquisition by the Company.

In connection with the August 27, 2018 Note, JIG LLC and the Issuer amended that certain Amended and Restated Warrant, dated April 25, 2018 (which amended and restated the Amended Warrant) by entering into that certain Amendment No. 1 to the Amended and Restated Warrant Agreement, dated August 27, 2018 between the Company and JIG LLC. The A&R Warrant entitles JIG LLC to acquire up to 905,508 shares of Common Stock at $3.50 per share and may be exercised subject to the terms and conditions thereof, at any time before January 25, 2022. The A&R Warrant is Exhibit 2 hereto, and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3 and 5 and Exhibits 1 through 2 are incorporated herein.

On August 27, 2018, JIG LLC entered into an additional financing transaction pursuant to a First Omnibus Amendment, Joinder and Reaffirmation Agreement, (the “First Omnibus Amendment”) by and among JIG LLC, the Company and certain of its subsidiaries as guarantors (the “Subsidiary Guarantors”), which among other things amended that certain Amendment and Restated Note Purchase Agreement, dated as of September 15, 2017 between JIG LLC, the Company and certain of the Subsidiary Guarantors (as amended, the “A&R Note Purchase Agreement”).

On August 27, 2018, in accordance with the terms of the First Omnibus Amendment, the Company issued to JIG LLC the August 27, 2018 Note in the aggregate principal amount of $8,427,794 which has a maturity date of September 15, 2020 and accrues interest at a rate of twelve percent (12%) per annum, due quarterly on January 1, April 1, July 1 and October 1 in each year, with the first such payment due on October 1, 2018. Interest on any overdue payment of principal or interest due under the August 27, 2018 Note will accrue at a rate per annum that is 5% in excess of the rate of interest otherwise payable thereunder. The Subsidiary Guarantors guaranteed to JIG LLC the prompt payment of the obligations of the Company owed to JIG LLC under the First Omnibus Amendment, including the repayment of the August 27, 2018 Note. A portion of the proceeds of the sale of the August 27, 2018 Note were used to fund the KRI Transaction. The First Omnibus Amendment is Exhibit 3 hereto and is incorporated herein by reference.

The Company may prepay the amounts due on the August 27, 2018 Note in whole or in part from time to time, without penalty or premium, subject to the conditions set forth in the A&R Note Purchase Agreement, and such prepayments, depending on the timing of the prepayments, may result in a discount on the principal amount to be prepaid as set forth in the A&R Note Purchase Agreement.

The Company paid a closing fee of $319,000 in connection with its entry into the First Omnibus Amendment and agreed to issue 192,000 shares of the Company’s Common Stock as a closing commitment fee.

The obligations of the Company under the August 27, 2018 Note are secured by liens on and security interests in substantially all of the personal property (other than accounts receivable) of the Company and certain domestic subsidiaries of the Company (the “Borrowers”), pursuant to the terms of the Intercreditor Agreement (as defined below).

The foregoing descriptions of the First Omnibus Amendment and the August 27, 2018 Note do not purport to be complete and are qualified in their entirety by reference to the full text of the First Omnibus Amendment and the August 27, 2018 Note (respectively).

In connection with the Company’s entry into the First Omnibus Amendment and issuance of the August 27, 2018 Note, on August 27, 2018, JIG LLC, Midcap Financial Trust (“MidCap”), the Company and certain subsidiaries of the Company entered into a First Amendment to Intercreditor Agreement (“First Amendment to Intercreditor Agreement”) to reflect the issuance of the August 27, 2018 Note.

The foregoing description of the First Amendment to Intercreditor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to Intercreditor Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	12% Senior Secured Note Due September 15, 2020, dated August 27, 2018, by and between the Company and JIG LLC

Exhibit 2	Amendment No. 1 to the Amended and Restated Warrant Agreement, dated August 27, 2018 between the Company and JIG LLC

Exhibit 3	First Omnibus Amendment, Joinder and Reaffirmation Agreement, dated August 27, 2018 by and among JIG LLC, the Company the Subsidiary Guarantors

Exhibit 4	First Amendment to Intercreditor Agreement, dated August 27, 2018, by and among Company, certain subsidiaries of Company, MidCap and JIG LLC

Exhibit 5	Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 4, 2018

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Jackson Investment Group, LLC, by Richard L. Jackson, CEO
Richard L. Jackson, Chief Executive Officer

Date: September 4, 2018

RICHARD L. JACKSON

/s/ Richard L. Jackson